Form C

Cover Page

Name of issuer:

Atreyu Group Holdings Corporation

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 12/15/2014

Physical address of issuer:

1185 Avenue of the Americas
3rd Floor
New York NY 10036

Website of issuer:

https://www.atreyugroup.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of aggregate investments, but excluding individual investments greater than $25,000, if such investor is directed to the Portal by the Company or a third-party broker- dealer, to whom the Company may owe a 7.5% commission.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

1,698

Price:

$29.44000

Method for determining price:

Dividing pre-money valuation $23,999,193.60 by number of shares outstanding on fully diluted basis.

Target offering amount:

$49,989.12

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,996.80

Deadline to reach the target offering amount:

4/30/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

12

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,595,890.00	$931,123.00
Cash & Cash Equivalents:	$543,235.00	$415,729.00
Accounts Receivable:	$849,177.00	$406,650.00
Short-term Debt:	$1,219,368.00	$777,331.00
Long-term Debt:	$359,147.00	$317,308.00
Revenues/Sales:	$3,984,714.00	$1,472,868.00
Cost of Goods Sold:	$3,149,114.00	$1,174,831.00
Taxes Paid:	$7,480.70	$300.00
Net Income:	($1,027,132.00)	($1,922,202.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Atreyu Group Holdings Corporation

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

   INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
John Pyrovolakis	Founder	Innovation Accelerator Foundation, Inc.	2014
George Kledaras	CEO	Atreyu Group	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Sharon Lawrance	Director of Client Operations	2015
Jogi Narain	CTO	2014
John Pyrovolakis	Chairman	2014
George Kledaras	CEO	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
National Innovation Fund, LP	542864.0 Series A Preferred	89.2

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The SEC recently approved amendments to Regulation Crowdfunding in which the fundraising limit for crowdfunding issuers will be increased from $1.07 million during a 12-month period to $5 million during a 12-month period. These amendments will take effect on March 15, 2021. The Company reserves the right to increase the Maximum Fundraise Target once such amendments take effect. If the Company increases the Maximum Fundraising Target, investments made prior to such limit increase may be diluted accordingly.

We are dependent upon our trading counterparties and clearing houses to perform their obligations to us.

We could lose significant sources of revenues if we lose any of our larger clients that drive the majority of our current revenue.

Our reliance on our computer systems and software could expose us to material financial and reputational harm if any of our computer systems or software were subject to any material disruption or corruption.

Our success depends, in part, on our ability to identify, recruit and retain skilled management and technical personnel. If we fail to recruit and retain suitable candidates or if our relationship with our employees changes or deteriorates, it could have a material adverse effect on our business.

Because our revenues and profitability depend on trading volume and volatility in the markets in which we operate, they are subject to factors beyond our control, are prone to significant fluctuations and are difficult to predict.

Our business could be adversely affected by the effects of health epidemics, including the recent COVID-19 outbreak, in regions where we, or third parties on which we rely have business operations. The COVID-19 pandemic could materially affect our operations, as well as the business or operations of our suppliers, contractors, customers and other third parties with whom we conduct business. The effects of the public health directives and orders, may negatively impact our productivity, disrupt our business and delay our timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

We have limited operating history and there can be no assurances that we will ever operate profitably. We have limited operating history as we were only formed in December 2014. Our prospects must be considered in light of the risks that any new company encounters. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate. We have not been profitable in the past. Before we are able to achieve consistent profitability, we may incur significant additional losses. We expect to substantially increase our sales and marketing and general and administrative expenses. As a result, we will need to generate significantly increased revenues to achieve and maintain profitability in the future. We cannot assure that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

Our CEO and other of our affiliates may invest in this offering and their funds will be counted toward our achieving the target amount. There is no restriction on the ability of our CEO, existing equity holders or other affiliates to invest in this offering. As a result, it is possible that if have raised some funds, but not reached the target amount, affiliates can contribute the balance so that there will be a closing. The target amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the target amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the target amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this offering.

We are subject to extensive regulation and the failure to comply with these regulations could subject us to penalties or sanctions. The securities industry and our business is subject to extensive regulation by the U.S. Securities and Exchange Commission, or SEC, state securities regulators and other governmental regulatory authorities. We are also regulated by industry self-regulatory organizations, including the Financial Industry Regulatory Authority, or FINRA. The regulatory environment is also subject to change and we may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other federal or state governmental regulatory authorities, or self-regulatory organizations. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. In addition, failure to comply with capital requirements could subject us to suspension, revocation or fines by the SEC, FINRA or other regulators.

Misconduct by our employees is difficult to detect and deter and could harm our business, future results of operations or financial condition. Misconduct by our employees could result in violations of law by us, regulatory sanctions and/or serious reputational or financial harm.

We are subject to various risks associated with the securities industry, any of which could have a materially adverse effect on our business, future cash flows and future results of operations. These risks include: (a) the volatility of domestic and international financial, bond and stock markets; (b) extensive governmental regulation; (c) litigation; (d) intense competition; (e) poor performance of securities that we recommend or privately place; (f) substantial fluctuations in the volume and price level of securities; and (g) dependence on the solvency of various third parties. As a result, our future revenues and earnings may vary significantly from quarter to quarter and from year to year.

We may not be able to manage future growth effectively. If our business plan is successful, we may experience significant growth in a short period of time. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

Investors will not have the right to vote directly on any matters coming before the shareholders of the Company for a vote. Investors are granting a proxy to XX Team to vote for all investors as a group. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

There is no assurance that you will realize a return on you investment or that you will not lose your entire investment. For this reason, you should read this Form C and all Exhibits carefully and should consult with your own attorney and business advisor prior to making any investment decision.

The offering price of the preferred shares has been determined arbitrarily by us and does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company. In determining the number to be offered and the offering price, we took into consideration the amount of capital we would require to implement our business plan. Accordingly, the offering price should not be considered an indication of any intrinsic value of our securities.

The preferred shares are restricted securities. The preferred shares have not been registered under the Securities Act, nor have they been registered or qualified under any state or foreign securities laws. Such securities are offered in accordance with an exemption from registration under Regulation Crowdfunding of the Securities Act, or other applicable exemption, and they may not be resold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or foreign securities laws. Investors participating in the Offering will be required to make representations and covenants concerning these transfer restrictions, which are necessary to satisfy the requirements of the exemption from registration being relied upon by us for the issuance.

The preferred shares that you are acquiring are not freely tradeable until one year from the initial purchase date. Although the the preferred shares may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney.

In the future, we may issue additional shares of the Company, resulting in the dilution of the Investors' relative ownership (subject to any anti-dilution rights granted to holders of the preferred shares). We may also issue other securities that are convertible into or exercisable for equity in the Company in connection with hiring or retaining employees or consultants, future acquisitions or future sales of our securities.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$49,989**

Use of Proceeds: Marketing support to execute the sales strategy (92.5%)

Wefunder intermediary fee (7.5%)

If we raise: **$1,069,997**

Use of Proceeds: Hiring staff to support Product Development, Operations and Compliance (40%)

Marketing support to execute the sales strategy (30%)

General corporate purposes (22.5%)

Wefunder intermediary fee (7.5%)

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> **An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> **The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.**

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $23,999,193 pre-money valuation.

For a full understanding of the security offered see the Amended and Restated Certification of Incorporation and the subscription agreement included in Appendix E and B, respectively

Atreyu Group Holdings Corporation is offering up to 36,345 shares of Series A-1 Preferred Stock, at a price per share of $29.44.

The campaign maximum is $1,069,996.80 and the campaign minimum is $49,989.12.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to

direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and

2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	500,000	17,919	Yes ⌄
Series A Preferred	588,235	542,864	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	11,650
Options:	242,757

Describe any other rights:

Dividends: Holders of the Series A-1 Preferred shall be entitled to receive dividends declared and paid on the Common Stock of the Company, on an as-converted-to-common basis. The Series A-1 Preferred will not accrue a periodic, preferred dividend.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows:

First, on a pro-rata and pari passu basis, (i) 100% of the original issue price (plus any dividends then accrued and yet unpaid) on each share of Series A Preferred Stock and (ii) the purchase price plus accrued, but unpaid mandatory dividends, payable to certain holders of 17,919 shares of Common Stock (the "Premium Common Stockholders") pursuant to an agreement between the Company and

Common stockholders) pursuant to an agreement between the Company and
such holders of Common Stock;

Second, if greater than the amount that the Series A-1 Preferred would receive, on
an as-convered-to-common basis (under the following paragraph), 100% of the
Original Purchase Price on each share of Series A-1 Preferred, plus accrued but
unpaid, dividends thereon, if any; and

Third, pro-rata to all holders of Common Stock, including the Premium Common
Stockholders, and Preferred Stock (on a fully-converted basis), excepting the
Series A-1 Preferred, if holders thereof have availed themselves of the liquidation
preference described in the preceding paragraph.

A merger or consolidation (other than one in which stockholders of the Company
own a majority, by voting power, of the outstanding shares of the surviving or
acquiring corporation) and a sale, lease, transfer, exclusive license or other
disposition of all or substantially all of the assets of the Company will be treated
as a liquidation event, thereby triggering payment of the liquidation preferences
described above.

Antidilution Protection: Standard (weighted-average) antidilution protection (with
conventional exceptions for, among other things, employee incentives, conversion
of preferred stock, the exercise of options or warrants or approval of a majority of
the Board).

Voting Rights: Holders of the Series A-1 Preferred shall vote, on an as-converted
basis, together with the Common Stock and the other series of Preferred Stock,
and not as a separate class, except as required by law. The Company's charter
will provide that the number of authorized shares of Common Stock may be
increased or decreased, with the approval of a majority of the Preferred and
Common Stock, voting together as a single class, and without a separate class
vote by the Common Stock.

Optional Conversion: Holders of the Series A-1 Preferred may voluntarily convert
their shares to Common Stock, on a 1:1 basis, at any time, subject to adjustments
for stock dividends, splits, combinations and similar events and for diluting
issuances.

Mandatory Conversion: Each share of Series A-1 Preferred shall automatically be
converted into Common Stock, at the then applicable conversion rate, (i) in the
event of the closing of an underwritten public offering of the Company's Common
Stock, or (ii) upon the written consent of the holders of no less than 50% of the
Series A-1 Preferred.

Note that all outstanding shares of Series A Preferred Stock are held by National
Innovation Fund, LP, of which John Pyrovolakis is the sole manager of the general
partner.

18. How may the rights of the securities being offered be materially limited, diluted or qualified
by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit
the Investor's rights in a material way. For example, those interest holders could
vote to change the terms of the agreements governing the Company's operations
or cause the Company to engage in additional offerings (including potentially a
public offering).

These changes could result in further limitations on the voting rights the Investor
will have as an owner of equity in the Company, for example by diluting those
rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt,
SAFES, or other outstanding options or warrants are exercised, or if new awards
are granted under our equity compensation plans, an Investor's interests in the
Company may be diluted. This means that the pro-rata portion of the Company
represented by the Investor's securities will decrease, which could also diminish
the Investor's voting and/or economic rights. In addition, as discussed above, if a
majority-in-interest of holders of securities with voting rights cause the Company
to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise
qualified, the Investor could lose all or part of his or her investment in the
securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed
below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and
each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6
above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the
shareholders** may make decisions with which the Investor disagrees, or that
negatively affect the value of the Investor's securities in the Company, and the
Investor will have no recourse to change these decisions. The Investor's interests
may conflict with those of other investors, and there is no guarantee that the
Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Certificate of
Incorporation for the company, change the terms of securities issued by the
Company, change the management of the Company. **The shareholders** may make
changes that affect the tax treatment of the Company in ways that are
unfavorable to you but favorable to them. They may also vote to engage in new
offerings and/or to register certain of the Company's securities in a way that
negatively affects the value of the securities the Investor owns. Other holders of
securities of the Company may also have access to more information than the

Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we may perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We may analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	One of the LPs of the National Innovation Fund
Issue date	03/04/18
Amount	$300,000.00
Outstanding principal plus interest	$346,500.00 as of 01/30/21
Interest rate	5.0% per annum
Current with payments	Yes

Can call up to a total of $500,000 at the lender's discretion. No maturity date; to be called on by the lender's discretion.

Loan

Lender	Decathlon Alpha IV, L.P.
Issue date	11/15/20
Amount	$750,000.00
Outstanding principal plus interest	$750,000.00 as of 01/30/21
Interest rate	0.0% per annum
Maturity date	03/15/25
Current with payments	Yes

This is a revenue based financing loan where the company pays a % of monthly revenue to the lender (~2.5% monthly revenue). The total facility is up to $2M.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2019	Section 4(a)(2)	Common stock	$306,952	General operations
4/2020	Section 4(a)(2)	Series A Preferred Stock	$9,228,693	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Atreyu is a leading platform that allows highly automated, quantitatively driven institutional and professional fund managers to completely outsource their technology and brokerage services to directly access the equity and options markets. Atreyu's clients avoid multi-year and multi-million dollar technology and compliance build outs, so they can focus on building their business and do what they do best: trade. Atreyu's brokerage subsidiary is registered with the SEC as a broker-dealer is a member of FINRA/SIPC.

In 5 years, Atreyu aspires to be the leading provider for professional traders and institutions driven by completely automated processes used to access the trading markets, for equities, options, futures, and FX currencies to support automated trading. These projections cannot be guaranteed.

Milestones

Atreyu Group Holdings Corporation was incorporated in the State of Delaware in December 2014.

Since then, we have:

- Over $5M revenue
- Profitable in some recent months with strong and consistent customer growth
- Tier 1 management team
- Large pipeline to onboard
- Disrupting market by providing access to quant and algo trading for all

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $3,984,714 compared to the year ended December 31, 2018, when the Company had revenues of $1,472,868.
- *Assets.* As of December 31, 2019, the Company had total assets of $1,595,890, including $543,235 in cash. As of December 31, 2018, the Company had $931,123 in total assets, including $415,729 in cash.
- *Net Loss.* The Company has had net losses of $1,027,132 and net losses of $1,922,202 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $1,578,515 for the fiscal year ended December 31, 2019 and $1,094,639 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $1,050,000 in debt and $9,535,649 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan

to raise capital in 2 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Atreyu Group Holdings Corporation cash in hand is $1,108,023 as of January 2021. Over the last three months, revenues have averaged $470,000/month, cost of goods sold has averaged $300,000/month, and operational expenses have averaged $175,000/month, for an average burn rate of $5,000 per month. Our intent is to be profitable in 2 months.

In March 2020, we had our first profitable month. In November 2020, we closed $750k of Decathlon Revenue Based Financing Facility (up to $2M available).

In six months, we hope revenues will grow steadily at historical levels and expenses will grow with the onboarding of key staff members within the first half of 2021. Key developments coming online in Q2 2021 may impact our revenue growth rates. Specifically, we hope to generate $4.98M in revenue and incur $4.35M in expenses six months from now. These projections cannot be guaranteed.

For additional capital outside of this Offering, National Innovation Fund stands by the company and is prepared to supply financing as needed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, George Kledaras, certify that:

(1) the financial statements of Atreyu Group Holdings Corporation included in this Form are true and complete in all material respects ; and

(2) the tax return information of Atreyu Group Holdings Corporation included in this Form reflects accurately the information reported on the tax return for Atreyu Group Holdings Corporation filed for the most recently completed fiscal year.

George Kledaras
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities?☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.atreyugroup.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt

securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Atreyu Subscription Agreement Final

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- George Kledaras
- Jogi Narain
- John Pyrovolakis
- Sharon Lawrance

Appendix E: Supporting Documents

- Restated_Certificate_of_Incorporation.February_2021.pdf
- Atreyu_Term_Sheet_2.22.21.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Atreyu Subscription Agreement Final

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- George Kledaras
- Jogi Narain
- John Pyrovolakis
- Sharon Lawrance

Appendix E: Supporting Documents

- Restated_Certificate_of_Incorporation.February_2021.pdf
- Atreyu_Term_Sheet_2.22.21.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Atreyu Group Holdings Corporation

By

George Kledaras

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in

the capacities and on the dates indicated.

John Pyrovolakis

Chairman
2/22/2021

George Kledaras

CEO
2/22/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.